Save Supervalu

A fundamental analysis and diagnostics
report prepared by Blackwells Capital

February 6, 2018

Disclaimer



The views expressed in this presentation (the "Presentation") represent the opinions of Blackwells Capital LLC and/or certain affiliates ("Blackwells") and the investment funds it manages that hold shares in Supervalu Inc. (the "Company"). This Presentation is for informational purposes only, and it does not have regard to the specific investment objective, financial situation, suitability or particular need of any specific person who may receive the Presentation, and should not be taken as advice on the merits of any investment decision. The views expressed in the Presentation represent the opinions of Blackwells, and are based on publicly available information and Blackwells analyses. Certain financial information and data used in the Presentation have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") by the Company or other companies that Blackwells considers comparable. Blackwells has not sought or obtained consent from any third party to use any statements or information indicated in the Presentation as having been obtained or derived from a third party. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed in the Presentation. Information contained in the Presentation has not been independently verified by Blackwells, and Blackwells disclaims any and all liability as to the completeness or accuracy of the information and for any omissions of material facts. Blackwells disclaims any obligation to correct, update or revise the Presentation or to otherwise provide any additional materials. Blackwells recognizes that the Company may possess confidential information that could lead it to disagree with Blackwells views and/or conclusions.

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Table of Contents

1. Executive Summary

2. Sale-Leaseback Opportunity

3. Retail Spin-off

4. Standalone Wholesale Valuation

5. Grocery Wholesale Industry Consolidation

6. Wholesale M&A Scenarios

7. Other Strategic Initiatives

8. Appendix

Executive Summary

About Blackwells Capital



- Blackwells Capital is an alternative investment manager dedicated to global fundamental and special situation investing across capital structures

- Founded in 2016, Blackwells' investment approach is research-intensive, value-oriented and concentrated

- Blackwells Capital principals have accumulated over a century of experience at leading public and private equity firms. Our team members have lived in and invested on four continents and served on the boards of media, consumer, energy, technology, insurance and real estate enterprises at various stages of their lifecycles

- We have held senior executive roles in various operating companies and investment firms, which have conferred a nuanced understanding of operational execution and an appreciation of investment complexity

- Our academic credentials include advanced training in engineering, computer science, modern and ancient languages, and mathematics at the world's leading universities

Supervalu (NYSE: SVU) Snapshot

Supervalu is one of the largest U.S. based food wholesalers, having ~$17bn of annual revenues. SVU was established in the 1870s

The Company is organized into three primary segments:

- **Wholesale** – 73% of revenue, 102% of Adjusted EBIT, 30 distribution facilities

  Logistics provider delivering groceries, perishables, general merchandise and home, health and beauty care products in 46 states utilizing a network of strategically owned distribution centers

- **Retail** – 26% of revenue, -6% of Adjusted EBIT, 217 owned stores

  217 owned retail grocery stores operating under five banners

- **Corporate** – 1% of revenue, 4% of Adjusted EBIT

  Corporate revenues are derived from Albertsons and Save-a-Lot transition service agreements (TSA) providing back-office support

Summary Financials

Market Cap (1)	$568
Net Debt	1,860
Enterprise Value	2,428
LTM Adj. EBIT	262
LTM Adj. EBITDA	474

Segment Revenue Contribution


Corporate
1%
Retail
26%
73%
Wholesale

Segment Adj. EBIT Contribution (2)


Corporate
4%
102%
Wholesale

Wholesale Primary Customers


1%
Export / Other
Military
7%
Single Stores
16%
51%
Regional Chains
(10+ stores)
25%
Multi Stores
(2-9 stores)

1) As of February 2, 2018
2) Retail represents -6% of Adjusted EBIT

Relative Stock Performance and EBITDA

- Since January 2006, Supervalu shareholders have suffered significant value destruction, with the stock declining -93% while wholesale and retail grocer peers have generated over +94% returns over the same period

- **There are only 19 companies currently in the S&P 500 and Russell 2000 that have performed worse than Supervalu over this time period**



S&P 500 = +118%
Grocer Wholesale = +94%
Grocer Retail = +100%

SVU = (93)%

Grocer wholesale index includes: SPTN, UNFI; grocer retail index includes: KR, WMK and IMKTA

Short Term Relative Performance

- Since Cerberus distributed its 20% stake on 23-April-2015, Supervalu has been the **absolute worst performing consumer staple stock in the Russell 2000, declining -81%**

- Across the entire Russell 2000, Supervalu's share price return ranks in the 3rd percentile

- The market's confidence in Supervalu's prospects is reflected in the Company trading at the 3rd lowest EV / EBITDA multiple amongst its consumer staples peers of 5.2x



Russell 2000 – Consumer Staples Performance Since 28-April-2015



Russell 2000 – Consumer Staples EV / EBITDA Multiple (x)

Source: Bloomberg

Board Member Commitment

- **The entire board of Supervalu has responded to the significant decline in share price under their watch by collectively purchasing $32,050.00 over the past 6.5 years (since June 2011)**

- The cumulative total of open market purchases for the board during their entire tenure is $326,029.00 which were all made when initially joining the board

- Irwin Cohen, the board's longest tenured member, since 2003, has made zero open market purchases, while overseeing an -89% decline in Supervalu's share price

Name	Board Member Since	Supervalu Share Price Performance Since Start Date (a)	Cumulative Open Market Purchases Since Start Date
Donald Chappel	2010	(83)%	$107,300 (May 2011)
Irwin Cohen	2003	(89)%	-
Philip Francis	2006	(93)%	$186,679 (Feb 2006)
Eric Johnson	2013	(73)%	-
Mathew Pendo	2014	(70)%	-
Francesca Ruiz De Luzuriaga	2015	(73)%	$32,050 (Nov 2015)
Frank Savage	2014	(70)%	-
Mary Winston	2016	(62)%	-
Total			**$326,029**

a) Based on Supervalu share price of $14.80 on February 2, 2018

Board Stock Ownership and Compensation

- Supervalu board members own an insignificant amount of stock and have paid themselves generously while overseeing the destruction of Supervalu's stock price

- The board of Supervalu collectively owns 204k shares (0.53%), which represents $3.0 million in total value

- During their tenure, the Supervalu board has been awarded $4.6 million in cash and $9.4 million in total compensation

| Name | Shares | Stock Ownership | | Total Cash Compensation ($000s) | Total Comp, including stock ($000s) |
		% of Shares Outstanding	$ Value (000s)		
Donald Chappel	55,448	0.14%	$905	$833	$1,643
Irwin Cohen	36,639	0.09%	$598	$1,263	$2,462
Philip Francis	30,435	0.08%	$497	$1,153	$2,360
Eric Johnson	27,033	0.07%	$441	$390	$874
Mathew Pendo	12,060	0.03%	$197	$318	$686
Francesca Ruiz De Luzuriaga	10,547	0.03%	$172	$200	$430
Frank Savage	23,226	0.06%	$379	$303	$702
Mary Winston	8,642	0.02%	$141	$135	$276
Total	**204,030**	**0.53%**	**$3,264**	**$4,596**	**$9,433**

Board Lacks Relevant Experience

- Three of Supervalu's board members have zero business operating experience over the last 8 years, leaving them out of touch with the challenges currently facing Supervalu
  - Irwin Cohen (age 76): Retired from Deloitte in 2003, no operating experience in 14 years
  - Philip Francis (70): Retired from PetSmart as CEO in 2009, no operating experience in 8 years
  - Francesca Ruiz de Luzuriaga (63): Retired from Mattel in 2000, no operating experience in 17 years

- Of the remaining board members, there is a dearth of recent experience in the grocery wholesale and retail businesses

		Functional Capability				Industry Experience			
Name	Last Operating Experience	Finance	Operations	Grocery Retail	Grocery Wholesale	Retail	Food Mfg	Energy	Investments / Finance
Donald Chappel	< 1 year	●						●	
Eric Johnson	Current		●				●		
Mathew Pendo	Current	●							●
Frank Savage	4 Years	●							●
Mary Winston	2 Years	●				●			

Lacking in key capabilities and experiences

A Tale of Two Cities: Wholesale vs Retail

- Supervalu's Wholesale segment has consistently generated approximately $285mm of EBITDA and in Q3 '17 experienced an inflection in EBITDA growth due to strong organic sales growth and acquisitions driven by new CEO Mark Gross
- The retail segment has seen EBITDA continuously decline since Q4 '15 and same store sales growth has continued to decline

LTM EBITDA by Segment



Mark Gross
joins as CEO
LTM EBITDA ($mm)
$310
$260
$210
$160
$110
Q4 '14
Q1 '15
Q2 '15
Q3 '15
Q4 '15
Q1 '16
Q2 '16
Q3 '16
Q4 '16
Q1 '17
Q2 '17
Q3 '17
Q4 '17
Q1 '18
Q2 '18
Q3 '18
Retail
Wholesale

Organic Growth by Segment



Mark Gross
joins as CEO
12.0%
7.0%
2.0%
(3.0)%
(8.0)%
Q4 '14
Q1 '15
Q2 '15
Q3 '15
Q4 '15
Q1 '16
Q2 '16
Q3 '16
Q4 '16
Q1 '17
Q2 '17
Q3 '17
Q4 '17
Q1 '18
Q2 '18
Q3 '18
Retail
Wholesale

Supervalu's Wholesale Transformation

- SVU management has been focused on transforming itself back to a Wholesale business

- In January 2006, the acquisition of Albertsons changed Supervalu from a grocery wholesale supplier to a grocery retail operator overnight. EBITDA from Wholesale operations went from 33% to 11% overnight

- Between 2013 and 2016, Supervalu has reshaped itself into a grocery wholesale supplier by selling retail assets and acquiring additional wholesale companies. Wholesale EBITDA is expected to be 90% of total Supervalu EBITDA in 2020

	Retail Transformation		Transformation back to Wholesale		
	Pre M&A (Jan 2006)	Pro Forma Albertsons Acquisition (Jan 2006)	Pro Forma Sale to Cerberus (Jan 2013)	Pro Forma Sale of Save-A-Lot (Dec 2016)	Consensus Pro Forma Unified, AG and TSA (2020E)
Sales ($mm)	19,300	43,800	17,187	12,907	17,014
EBITDA ($mm)	935	2,700	745	527	467
% EBITDA margin	4.8%	6.2%	4.3%	4.1%	2.7%
% of EBITDA Wholesale	**33%**	**11%**	**34%**	**54%**	**90%**
Debt ($mm)	1,683	9,718	2,933	1,479	1,860
Debt / EBITDA	1.8x	3.6x	3.9x	2.8x	4.0x
Retail Units	1,532	2,656	1,522	232	217

Market Response to Wholesale Transformation

- Since joining Supervalu in February 2016, CEO Mark Gross has successfully executed on the plan of transforming Supervalu into a grocery Wholesaler by selling its Save-a-Lot retail stores, making acquisitions in Wholesale and organically growing Wholesale customers

- **But, the market has responded by driving down Supervalu's stock price -48% due to continued concerns around the <u>Retail</u> segment**



Retail Segment Serves as a Management Distraction

- Supervalu CEO Mark Gross has significant experience in the grocery Wholesale industry, with zero experience as a grocery retailer

- Since Mark Gross' appointment as CEO of Supervalu, the Wholesale segment has seen a positive inflection in organic growth and completed two significant acquisitions

- The turnaround initiatives required at the Retail segment, which will constitute just 10% of EBITDA, are a distraction to the CEO and reduces Mark Gross' ability to fully capture the Wholesale business growth opportunity

Retail Turnaround Initiatives	Mark Gross Experience
Invest capex to remodel stores	None
Identify new store growth opportunities	None
Introduce new merchandising and service concepts	None
Evaluate sales of specific banners	None
Scope maintenance capex required for underperforming stores	None
Reduce retail operating costs	None
Improve marketing initiatives to drive sales	None

Retail Concerns - Capex Spend

- In addition to the Retail segment's continued sales and EBITDA declines, management has underinvested in capex, spending approximately 1.0% to 2.0% of sales, while competitors have averaged above 2.5%

- If Retail were to spend 2.5% to 3.0% of sales on capex, that would imply $110mm to $135mm of capex spend, causing Retail to be cash flow negative as it currently generates $119mm of LTM EBITDA

SVU Retail Historical Capex Spend

	FY '14	FY '15	FY '16	FY '17	FY '18E	Future
Sales ($mm)	$4,649	$4,884	$4,769	$4,596	$4,500	$4,400
Capex ($mm)	$47	$89	$96	$112	$90	$110 - $135
Capex % of Sales	1.0%	1.8%	2.0%	2.4%	2.0%	2.5% - 3.0%



Grocery Retail Capex Spend

SVU has lagged peers

SVU - Retail ─ KR ─ Ahold-Delhaize ─ VLGEA ─ WMK ─ IMKTA ─ SFM

Blackwells' Recommendations

- **Blackwells' plan to maximize shareholder value**
1. **Implement strategic initiatives to improve profitability and reduce -15% valuation discount to lowest peer**
   - Initiate surcharge to CPG suppliers, management/board buys stock and restate TSA as seller-note
2. **Execute $225mm to $375mm sale-leaseback on Wholesale distribution center real estate**
   - Reduces net leverage from 3.9x down to 3.4x
   - Assuming 5.5x EV / EBITDA multiple on a new capital structure would imply $25 stock price (+69%)
3. **Spin-off Retail segment, transforming Supervalu into a pure-play Wholesale business**
   - Lowered net debt amount would allow Retail to be spun-off debt free
   - Retail spin-off would be +52% accretive to Supervalu EPS and improve cash flow by $60mm per year
   - Assuming 7.0x EV / EBITDA value for wholesale and value of Retail real estate implies $34 stock price (+130%)
4. **Sale of Supervalu Wholesale to a strategic buyer**
   - Supervalu's wholesale business is an attractive acquisition target to competitors because of synergies that would drive +75% EPS accretion; potential catalysts for industry consolidation on the horizon
   - Logistics and transportation companies looking to expand their networks and capabilities could also be acquirers



Sale-Leaseback Opportunity

Wholesale Owned Property Valuation

- Supervalu owns approximately 17mm square feet of wholesale distribution centers

- The Company has provided estimated fair market values for the value of the Unified Grocers and Associated Grocers of Florida real estate assets that were acquired that average $73 / square foot

- Blackwells research estimates the current fair market value of the Wholesale real estate to be $93 / square foot

	Owned Sq. Footage	$ / Sq Ft	Value $mm
Supervalu Wholesale	10,935		
Joliet	920		
Harrisburg	751		
Subtotal Unvalued	**12,606**	**100**	**1,261**
Unified	3,120	82	255
AG of Florida	1,500	53	80
Subtotal Valued	**4,620**	**73**	**335**
Total Wholesale Real Estate	**17,226**	**93**	**1,596**

		Value $mm	
	65	1,154	
	70	1,217	
	75	1,280	
Wholesale	80	1,343	< Avg
$ / Sq	85	1,407	
Foot	90	1,470	
	95	1,533	
	100	1,596	< High
	105	1,659	
	110	1,722	
	115	1,785	
	120	1,848	
	125	1,911	
	130	1,974	

Sale-Leaseback Scenario

- A $325mm sale-leaseback (20% of Supervalu's industrial real estate portfolio) conducted at a 6.0% cap rate would help the Company lower its net leverage from 3.9x to 3.4x

- With a delevered balance sheet, assuming a conservative 5.5x EBITDA multiple would imply a $25.50 share price (+72%)

- Assuming a range of sale-leaseback outcomes of $225mm to $375mm yields a price range of $23 to $26 (+55% to +75%)

- Section 2.13(e) of Supervalu's credit agreement notes that the first $100mm of proceeds must be used to repay debt, then thereafter, only 50% of excess proceeds. Additionally, there is a $150mm restricted payment basket facilitating the return of cash to shareholders

- Assuming Supervalu executed a $325mm sale-leaseback on its assets, it would have $112mm of cash available to return to shareholders, allowing the Company to buyback 18.0% of its shares at a 10% premium, which could be over 15% accretive

	Pre-Deal	Post-Deal
Share Px	14.80	14.80
Shares O/S	38.4	38.4
Mkt Cap	**568**	**568**
Net Debt	1,860	1,535
Ent. Value	**2,428**	**2,103**
2019 Estimates		
EBITDA	477	457
Net Inc.	96	96
EPS	2.50	2.50
% Accretion / Dilution		0.0%
Multiples		
EV / EBITDA	5.1x	4.6x
P/E	5.9x	5.9x
Net Debt / EBITDA	3.9x	3.4x

Pro Forma Valuation	
SLB Amount $mm	325
Cap Rate	6.0%
Rent Expense	**20**
EBITDA	457
Multiple	5.50x
Ent. Value	**2,515**
Net Debt	(1,535)
Equity	**980**
Value / Share	**25.53**
% vs current	72.5%

Pro Forma Net Leverage (x)

		Cap Rate (%)		
		5.0%	6.0%	7.0%
	125	3.7x	3.7x	3.7x
	175	3.6x	3.6x	3.6x
SLB	225	3.5x	3.5x	3.5x
Proceeds	275	3.4x	3.4x	3.5x
($mm)	325	3.3x	3.4x	3.4x
	375	3.2x	3.3x	3.3x
	425	3.1x	3.2x	3.2x
	475	3.1x	3.1x	3.1x

Pro Forma Stock Price ($)

		Cap Rate (%)		
		5.0%	6.0%	7.0%
	125	22.22	22.04	21.86
	175	23.17	22.92	22.67
SLB	225	24.11	23.79	23.47
Proceeds	275	25.05	24.66	24.27
($mm)	325	26.00	25.53	25.07
	375	26.94	26.41	25.87
	425	27.89	27.28	26.67
	475	28.83	28.15	27.47

Retail Spin-Off

Retail Division Overview

- Supervalu's Retail division is comprised of 217 corporate owned stores located primarily in the Midwest and East coast of the United States

- A typical store carries between 14k to 21k core SKUs and ranges in size from approximately 40k to 60k square feet, varying by banner

Retail Banner	Location	Units	Avg Sq Ft / Unit
Cub Foods	Primarily MN	53	68,000
Shoppers	Baltimore/DC	52	56,000
Shop 'n Save	St. Louis	40	55,000
Shop 'n Save	WVA, MD, PA, VA	22	36,000
Farm Fresh	Virginia Beach	40	47,000
Hornbacher's	Fargo / Moorhead	8	52,000
Rainbow	Minneapolis, MN	2	62,000
Total		**217**	**55,000**

Retail Division Performance

- Since 2016, the Retail segment has experienced continued declines in same-store-sales (SSS), which have compressed Adj. EBITDA margins from 6.0% in 2015 to 2.6% for the Q3 2018 LTM period



Retail Division Underperformance Versus Peers

- Supervalu's retail segment generates the lowest LTM EBITDA margins of 2.2% relative to its mid-cap food retail peers, which are all above 4.0%



2.2%
4.0%
4.0%
4.7%
5.9%
6.9%
SVU
SPTN
VLGEA
WMK
IMKTA
SFM

- Supervalu's retail segment also consistently has the worst quarterly same-store-sales performance relative to its mid-cap food retail peers



6.0%
4.0%
2.0%
0.0%
(2.0)%
(4.0)%
(6.0)%
Q-7
Q-6
Q-5
Q-4
Q-3
Q-2
Q-1
SVU
SPTN
VLGEA
WMK
IMKTA
SFM

Retail Owned Property Valuation

- Supervalu owns 2 million square feet of retail real estate

- Utilizing an average supermarket real estate transaction value of $170 per square foot (see appendix for table of recent comparable transactions) would imply a $322 million value for Supervalu's Retail real estate

- Assuming a 5.5% cap rate would imply approximately $18m million in rent expense

Banner	Gegraphic Area	Owned Sq. Footage
Cub Foods	Minneapolis / St. Paul, MN	1,132
Shop 'n Save	St. Louis, MO	417
Farm Fresh	Virginia Beach, VA	58
Shop 'n Save	WVA, MD, PA, VA	122
Hornbacher's	Fargo, North Dakota	167
Total		1,896

		Value	
	$ / Sq Ft	$mm	
	40	76	< Min
	50	95	
	60	114	
	70	133	
	80	152	
	90	171	
	100	190	
	110	209	
	120	228	
	130	246	
	140	265	
	150	284	
	160	303	
	170	322	< Average
	180	341	
	190	360	
	200	379	
	225	427	
	275	521	
	325	616	
	375	711	
	425	806	
	475	901	< Max

Rent Expense ($mm)

		Cap Rate (%)			
		4.5%	5.0%	5.5%	6.0%
Retail	190	9	10	10	11
Real	225	10	11	12	14
Estate	275	12	14	15	17
Value	325	15	16	18	20
($mm)	375	17	19	21	23

Market Implied Value of Retail Division

- Based on Supervalu's stock price of $14.80 and using competitor SPTN's valuation multiple of 6.25x to value Supervalu's wholesale segment, implies the market values the Retail division at negative -$9mm

- SPTN's multiple includes its retail business, which is 25% of EBITDA and warrants a lower multiple

- We believe that Supervalu's wholesale division should trade minimally at a premium to SPTN. Assuming a 7.0x EBITDA multiple implies a negative -$302mm value for Supervalu's retail division

- With Supervalu's accelerating organic growth at Wholesale and unique national footprint, we believe that the strategic value of its assets are worth 8.5x EBITDA, implying up to -$887mm value for the Retail segment

Wholesale EBITDA	425
Corp	(35)
Total	**390**
Multiple	6.25x
EV	**2,438**

Share Price	14.80
Shares O/S	38.4
Current Mkt Cap	**568**
Net Debt	1,860
Ent. Value	**2,428**
Less: Wholesale	(2,438)
Implied EV of Retail	**(9)**

		Implied Retail EV	
	5.50x	283	
	5.75x	186	
	6.00x	88	
	6.25x	(9)	< SPTN
	6.50x	(107)	
Wholesale	6.75x	(204)	
EBITDA	7.00x	(302)	> Base Case
Multiple	7.25x	(399)	
(x)	7.50x	(497)	
	7.75x	(594)	
	8.00x	(692)	< UNFI
	8.25x	(789)	
	8.50x	(887)	< Upside Multiple
	8.75x	(984)	< USFD / PFGC
	9.00x	(1,082)	

Proposed Spin-off / Divestiture of Retail Segment

- Supervalu should spin-off its retail segment into a separate listing allowing investors to properly value the Wholesale and Retail segments distinctly

- Retail spin-off would have zero debt, own 2mm sq ft of real estate and have a standalone corporate function / dedicated management team

- The Wholesale company would continue to shoulder the Albertsons TSA and all the debt

	Consolidated		Wholesale Only	Retail Only
Sales	$17.1bn		$12.8bn	$4.4bn
EBITDA	$460		$377	$78
% margin	2.7%		3.0%	1.8%
3-year EBITDA Growth CAGR (%)	-3.9%		+16.0% (a)	-19.2%
Debt	$1.5bn		$1.5bn	-
Leverage	3.4x		4.2x	0.0x
Equity Story		▪ Declining earnings ▪ Mix of Wholesale segment growth through consolidation and Retail segment declines are too disparate	▪ High teens earnings growth through 2020E ▪ Grocery wholesale industry consolidation ▪ Strategic value of assets to logistics and transportation peers	▪ Substantial turnaround opportunity as operating metrics are far below peers ▪ Real estate value provides valuation floor ▪ Zero debt on balance sheet provides time optionality
Investor Base		▪ Orphaned	▪ Value investors that appreciate industry best growth at cheapest valuation multiple ▪ Event-driven investors that see strategic value of assets	▪ Special situation and turnaround investors that appreciate risk/reward offered

a) Wholesale operations, excludes discontinued Albertsons seller-note repayments

Retail Spin-Off – Earnings Implications

- A spin-off of the Retail segment would be +52% accretive to Supervalu's earnings per share
- Free cash flow at pro forma Supervalu would increase by $60mm per year
- Capex at the spun-off retail business would be managed down to be free cash flow neutral so that management could continue to execute upon the turnaround strategy
- EPS estimates exclude potential benefit from lowered tax rates from recent legislation

Current Supervalu Consolidated

	FY '17	FY '18E	FY '19E
EBITDA	**507**	**452**	**460**
Int. Exp		(124)	(122)
Taxes		(36)	(32)
Pension		(20)	(20)
Operating Cash		**272**	**285**
Capex		(330)	(215)
Free Cash Flow		**(58)**	**70**
EBITDA	**507**	**452**	**460**
D&A	(209)	(215)	(224)
EBIT	**298**	**237**	**236**
Int. Exp		(124)	(122)
EBT		**113**	**114**
Taxes		(36)	(32)
% Rate		32%	29%
NPAT		**76.8**	**81.3**
EPS		2.00	2.12
Shares		38.4	38.4
Net Debt		1,535	1,465
Net Leverage		3.4x	3.2x

Pro Forma Standalone Wholesale

	FY '17	FY '18E	FY '19E
EBITDA	**359**	**366**	**377**
Int. Exp.		(104)	(104)
Taxes		(54)	(49)
Pension		-	-
Operating Cash		**208**	**224**
Capex		(240)	(90)
Free Cash Flow		**(32)**	**134**
Change in FCF vs Standalone			64
EBITDA	**359**	**366**	**377**
D&A	(62)	(93)	(100)
EBIT	**297**	**273**	**277**
Int. Exp		(104)	(104)
EBT		**169**	**173**
Taxes		(54)	(49)
% Rate		32%	29%
NPAT		**115**	**124**
EPS		2.99	3.23
% accretion		49.6%	52.4%
Shares		38.4	38.4
Net Debt		1,535	1,401
Net Leverage		4.2x	3.7x

Pro Forma Standalone Retail

	FY '17	FY '18E	FY '19E
EBITDA	**143**	**81**	**78**
Int. Exp.		-	-
Taxes		-	-
Pension		(20)	(20)
Operating Cash		**61**	**58**
Capex		(90)	(60)
Free Cash Flow		**(29)**	**(2)**
EBITDA	**143**	**81**	**78**
D&A	(147)	(122)	(124)
EBIT	**(4)**	**(41)**	**(46)**
Int. Exp		-	-
EBT		**(41)**	**(46)**
Taxes		-	-
% Rate		32%	29%
NPAT		**(41)**	**(46)**
Net Debt		-	2

Standalone Wholesale Valuation

Wholesale Overview

- Supervalu operates 27 distribution centers with a national footprint across the US providing assortment across 175k SKUs in 8 primary departments: grocery, produce, meat, frozen food, dairy, bakery, deli, general merchandise

National DC Footprint



Customers Served

Upscale / Fresh

Lunds&Byerlys
Bristol Farms
dlm Dorothy Lane Market
The Fresh Market
Gelson's
Mollie Stone's Markets
Dierbergs

Value

Food Depot
Cash Wise
Cash&Carry Smart Foodservice
B. Green Cash & Carry

Alternative

Mills Fleet Farm

Ethnic / Specialty

Northgate Market
Vallarta Supermarkets
Superior Grocers
Cardenas

International

AG
Supervalu International

Traditional

Jerry's Foods
Coborns Inc
Redner's
NFI Niemann Foods, Inc.
festival

Wholesale Division Financial Overview

- Supervalu's wholesale division has generated consistent results over the past 4 years averaging approximately $285mm in EBITDA

- From Q4 2017 the Wholesale segment has experienced an inflection point of accelerated EBITDA growth



Wholesale Organic Growth Accelerating

- Since CEO Mark Gross joined in February 2016, Wholesale organic sales growth has inflected strongly positive, contributing to Wholesale's earnings growth acceleration

- Supervalu has been able to leverage its national network and strong consumer-packaged-goods company relationships to drive new contract awards



Supervalu Wholesale Division Organic Growth (%)

Wholesale Inorganic Growth Accelerating

- During FY 2018, Supervalu made two small wholesale acquisitions:
  1) Acquisition of Unified Grocers ("Unified") ($3.8bn of sales, $35mm of EBITDA and $60mm of identified synergies)
  2) Acquisition of Associated Grocers of Florida ("AG") ($650mm of sales, $20mm of EBITDA and $16mm of identified synergies)
- Layering in these acquisitions drives substantial EBITDA growth

	FY '17	FY '18E	FY '19E	FY '20E
SVU – Base	283	290	295	300
Subtotal SVU – Base	**283**	**290**	**295**	**300**
Unified - Base		23	35	35
AG - Base		5	20	20
Subtotal Acquired		**28**	**55**	**55**
Unified – Synergies		20	40	60
AG – Synergies		2	12	16
Subtotal Synergies		**22**	**52**	**66**
Total Pro Forma Adj. EBITDA	**283**	**340**	**402**	**431**
3-year CAGR (%)				+15.1%

Wholesale Earnings Growth Comps

- United Natural Foods (UNFI) and SpartanNash (SPTN) are the two publicly listed food wholesale distributors that are competitors to Supervalu
- SVU's wholesale division has the highest 3-year EBITDA CAGR at +15%, whereas UNFI is expected to grow +4.4% and SPTN +4.6%
- SVU's EBITDA margins of approximately 3.3% in FY 2020E are in-line with UNFI's 3.3% and above SPTN's at 3.1%
- **Based on this superior earnings profile, SVU's wholesale division should be awarded a premium valuation multiple relative to UNFI and SPTN**

SVU Wholesale				**Consensus Street Estimates**		
	FY - 2	**FY - 1**	**FY**	**FY + 1**	**FY + 2**	**FY + 3**
	FY '15	**FY '16**	**FY '17**	**FY '18E**	**FY' 19E**	**FY '20E**
	28-Feb-15	27-Feb-16	25-Feb-17	28-Feb-18	28-Feb-19	29-Feb-20
Sales	**8,198**	**7,935**	**7,705**	**11,024**	**12,503**	**12,852**
% growth		(3.2)%	(2.9)%	43.1%	13.4%	2.8%
EBITDA	**296**	**286**	**283**	**348**	**400**	**426**
% margin	3.6%	3.6%	3.7%	3.2%	3.2%	3.3%
growth (bps)		(1)	7	(52)	5	11
% growth		(3.4)%	(1.0)%	22.8%	15.2%	6.3%
3 Year CAGR						**14.6%**

UNFI Consolidated						
	FY - 2	**FY - 1**	**FY**	**FY + 1**	**FY + 2**	**FY + 3**
	1-Aug-15	30-Jul-16	29-Jul-17	31-Jul-18	31-Jul-19	31-Jul-20
Sales	**8,185**	**8,470**	**9,274**	**9,920**	**10,524**	**10,980**
% growth		3.5%	9.5%	7.0%	6.1%	4.3%
EBITDA	**307**	**305**	**319**	**342**	**361**	**363**
% margin	3.7%	3.6%	3.4%	3.4%	3.4%	3.3%
growth (bps)		(15)	(16)	1	(2)	(12)
% growth		(0.7)%	4.7%	7.1%	5.6%	0.6%
3 Year CAGR						**4.4%**

SPTN Consolidated						
	FY - 2	**FY - 1**	**FY**	**FY + 1**	**FY + 2**	**FY + 3**
	3-Jan-15	2-Jan-16	31-Dec-16	31-Dec-17	31-Dec-18	31-Dec-19
Sales	**7,916**	**7,652**	**7,735**	**8,142**	**8,258**	**8,445**
% growth		(3.3)%	1.1%	5.3%	1.4%	2.3%
EBITDA	**222**	**225**	**227**	**240**	**253**	**260**
% margin	2.8%	2.9%	2.9%	2.9%	3.1%	3.1%
growth (bps)		13	(1)	1	12	1
% growth		1.3%	0.9%	5.7%	5.4%	2.7%
3 Year CAGR						**4.6%**

Wholesale EBITDA Margin Comparison

- Supervalu's wholesale segment has generated superior EBITDA margins compared to SpartanNash and has been able to expand margins while Unified Natural Foods Inc. has experienced EBITDA margin compression



(1) Assumes 2/3 of corporate allocation towards Wholesale and 1/3 to Retail

Wholesale Returns on Assets Comparison

- Supervalu's wholesale segment generates the best Return On Assets (EBITDA / Total assets) versus its wholesale grocery peers



(1) Assumes 2/3 of corporate allocation towards Wholesale and 1/3 to Retail

Supervalu – SpartanNash Consolidated Comp

- On a LTM basis, Supervalu and SpartanNash have a similar wholesale / retail EBITDA mix of 69% wholesale and 31% retail

- But pro forma for Supervalu's acquisitions of Unified Grocers and Associated Grocers of Florida, Supervalu's mix will increase to 76% wholesale

- Supervalu's wholesale segment also has a higher EBITDA margin than SpartanNash's wholesale business

Supervalu - Current

	LTM Sales		LTM EBITDA		
	$mm	% Total	$mm	% Total	% Margin
Wholesale	9,975	68.1%	320	67.5%	3.2%
Retail	4,504	30.7%	119	25.1%	2.6%
Corp	170	1.2%	35	7.4%	NM
Total	14,649	100.0%	474	100.0%	3.2%



Supervalu - Pro Forma 2020E

	Sales		EBITDA		
	$mm	% Total	$mm	% Total	% Margin
Wholesale	12,716	74.7%	425	91%	3.3%
Retail	4,268	25.1%	89	19%	2.1%
Corp	30	0.2%	(46)	(10)%	NM
Total	17,014	100.0%	469	100%	2.8%

SpartanNash

	LTM Sales		LTM EBITDA		
	$mm	% Total	$mm	% Total	% Margin
Wholesale	6,011	75%	159	67%	2.6%
Retail	2,021	25%	80	33%	3.9%
Total	8,032	100%	239	100%	3.0%

Wholesale Distribution Comparable Valuations

- UNFI's revenue growth, high EBITDA margins and leverage to the organic and fresh foods space lead it to trade at a higher multiple of 7.7x FY+2 EBITDA than SPTN at 6.1x

- The average of the FY+2 EBITDA multiples for UNFI and SPTN is 6.9x

	UNFI	SPTN	Average
Valuation Overview			
Share Price	46.35	24.26	
Shares O/S	50	37	
Mkt Cap	2,336	897	
Debt	447	671	
Cash	(21)	(13)	
Net Debt	426	658	
Ent. Value	2,762	1,555	
Debt / EBITDA	1.3x	2.9x	2.1x
% EBITDA Margin	3.4%	2.9%	3.2%
EV / EBITDA			
FY+1	8.1x	6.5x	7.3x
FY+2	7.7x	6.1x	6.9x
P/E			
FY+1	16.8x	11.6x	14.2x
FY+2	15.4x	9.5x	12.4x

SVU Wholesale vs Foodservice Distribution Peers

- Supervalu's wholesale segment EBITDA margins and return on assets even compare well against food service peers US Foods and PFGC



(a) Includes corporate cost allocation

Foodservice Distribution Comparable Valuations

- Sysco trades at a substantial premium to its peers due to superior asset returns and EBITDA margins
- But, the prior analysis shows that Supervalu's wholesale division has historically generated superior EBITDA margins and returns compared to US Foods and Performance Food Group Company
- US Foods and PFGC are valued at approximately 9.5x EV / EBITDA

	SYY	USFD	PFGC	Average
Valuation Overview				
Share Price	62.08	31.89	33.38	
Shares O/S	521	215	101	
Mkt Cap	**32,347**	**6,847**	**3,371**	
Debt	8,987	3,705	1,364	
Cash	(909)	(147)	(7)	
Net Debt	**8,078**	**3,558**	**1,357**	
Ent. Value	**40,425**	**10,405**	**4,728**	
Debt / EBITDA	2.7x	4.0x	4.0x	**3.6x**
% EBITDA Margin	5.5%	3.8%	2.0%	**2.0%**
EV / EBITDA				
FY+1	12.3x	10.0x	10.9x	**11.1x**
FY+2	11.4x	9.3x	9.9x	**10.2x**
P/E				
FY+1	21.5x	23.2x	25.0x	**23.2x**
FY+2	19.4x	17.7x	19.0x	**18.7x**

Retail Spin-Off – Valuation Implications for Wholesale

- A clean wholesale business with consolidation opportunities, a national network and significant strategic asset value would be valued at 7.0x Adjusted EBITDA, implying value of $28.75 per share, which would be 9.2x P/E

- Standalone retail valued at a 75% discount to the lowest peer multiple of 0.05x EV / Sales would be valued at $215mm and with zero debt, that would imply $5.60 per share

- Current Supervalu shareholders would continue to be able to hold a share of wholesale and retail, implying a total value of $34.35 (+130%)

Wholesale Valuation			Retail Valuation	
2019E EBITDA	377		Retail Sales	4,300
Multiple (x)	7.0x		EV / Sales Multiple	0.05x
Total Value	**2,639**		**Total Value**	**215**
Net Debt	(1,535)		Net Debt	-
Equity	**1,104**		**Equity Value**	**215**
Value / Share	28.75		Value / Share	5.60
x2020E P/E	9.2x			

Total Valuation	
Wholesale Value	28.75
Retail Value	5.60
Total Value	**34.35**
% vs Current	132.1%

Grocery Wholesale Industry Consolidation

Food Supply Chain - Industry Consolidation Overview

- Since 2014, consumer packaged goods companies and food retailers have been very active in sizeable M&A transactions to consolidate their industries and capture synergies
- While the suppliers and customers of wholesale food distributors have been responding to the competitive imperative, wholesalers have not done a single deal over $375mm in value



Consumer Packaged Goods
Wholesalers
Food Retail
$8,965
$55,000
$2,700
$12,511
$1,786
$4,464
$4,200
$1,634
$6,032
$218
$230
$374
$193
$12,391
$13,588
$835
$14,621
Hillshire - Tyson
KFT - Heinz
Conagra - THS
Whitewave - Danone
Weetabix - POST
AdvancePierre - Tyson
Reckitt Benckiser Food -...
BOBE - POST
LNCE - CPB
Haddon - UNFI
Caito - SPTN
Unified - SVU
AG - SVU
SWY - Albertsons
Delhaize - Ahold
Roundy's - KR
WFM - AMZN

Food Supply Chain – Strategic Innovations and Acquisitions

- CPG and food retailers are responding to the competitive imperative by taking substantial strategic initiatives to change their approach to the business

CPG Companies	Initiative
	- Elimination of direct-store-delivery for US snacks business to reduce distribution costs and reinvest in brands
	- Zero-based- budgeting methodology has substantially reduced costs and helped to improve EBITDA margins

Food Retail	Initiative
	- Acquisition of Jet.com to expand online capabilities and enhance omni-channel offering
	- Acquisition of Whole Foods provides entrance into food retailing and enhanced distribution and logistics capabilities
	- Investing $3.4bn to open 900 new stores (from 1,600 currently) by 2022 to expand and enhance store base
	- Increasing units by 100 – 200 per year

Transportation & Logistics – Strategic M&A

- The transportation and logistics space has also undergone significant strategic M&A as asset-light logistics companies look to acquire transportation assets to service their customers

- Transportation carriers are building national networks to support their increasing logistics demands

- Discussions that XPO logistics may be a target for Amazon or Home Depot further illustrate these changes

Date	Target	Acquirer	Deal Value	Strategic Rationale
April 2015	NORBERT DENTRESSANGLE	XPOLogistics	$3.0bn	XPO begins its transition to becoming an asset-heavy logistics company with significant European operations
Sept. 2015	Con-way FREIGHT	XPOLogistics	$3.5bn	XPO becomes the second largest less-than-truckload carrier in North America and continues its migration into an asset-heavy logistics company
April 2017	KNIGHT TRANSPORTATION	SWIFT	$3.0bn	Merger creates the largest truckload company in the US, providing an unparalleled national network and significant synergies

Foodservice Industry as a Template

- The foodservice industry has experienced substantial consolidation, with the top three players controlling 31% of the industry

- Market share leader Sysco holds 16% and generates outsized returns and correspondingly trades at a +20% EV / EBITDA premium to its peers

US Foodservice Market Shares (%)



Source: Jefferies

US Foodservice Valuation

	SYY	USFD	PFGC	
Valuation Overview				
Share Price	62.08	31.89	33.38	
Shares O/S	521	215	101	
Mkt Cap	32,347	6,847	3,371	
Debt	8,987	3,705	1,364	
Cash	(909)	(147)	(7)	
Net Debt	8,078	3,558	1,357	
Ent. Value	40,425	10,405	4,728	
				Average
Debt / EBITDA	2.7x	4.0x	4.0x	3.6x
% EBITDA Margin	5.5%	3.8%	2.0%	2.0%
EV / EBITDA				
FY+1	12.3x	10.0x	10.9x	11.1x
FY+2	11.4x	9.3x	9.9x	10.2x
% Returns (EBITDAR - Capex)				
ROA	14.2%	8.5%	8.4%	8.4%
ROTA	19.6%	16.3%	11.0%	11.0%
ROCE	20.6%	10.7%	13.1%	13.1%
ROIC	22.1%	12.1%	13.9%	13.9%

US Foodservice Distribution Maps

- The major players in the US Foodservice industry: Sysco, US Foods and PFGC all have significant national networks that provide i) economies of scale and ii) cost efficiencies

Sysco Distribution Network



PFGC Distribution Network



US Foods Distribution Network



Wholesale Grocery Distribution Maps

- **Supervalu has the closest thing to a national network**

- AWG and SPTN are concentrated in the midwest

- C&S is concentrated in the northeast

- UNFI is more evenly spread across the US, but its distribution centers are subscale

SVU


AWG


C&S


UNFI


SPTN


Historical Wholesale Supplier M&A Synergies

- Wholesale supplier mergers have historically generated synergies of 1.0% to 2.5% of sales

Date	Target	Acquirer	Synergies ($mm)	Synergies (% of Target Sales)
July 2013	 NASH FINCH COMPANY	 Spartan Stores	$52nn	1.0%
Dec 2013	US. FOODS	Sysco	$600mm	2.7% (a)
April 2017	 Unified Grocers	SUPERVALU	$60mm	1.6%
October 2017	 AG Associated Grocers of Florida	SUPERVALU	$16mm	2.5%

a) Announced synergies, deal terminated June 2015

Wholesale M&A Scenarios

Catalysts for Consolidation

- The Wholesale Grocery market remains a fragmented market with a large number of competitors competing for thin profit margins

Potential Catalysts

1. UNFI generates 33% of its sales from Whole Foods, which is now owned by AMZN. UNFI needs to diversify its customer base away from Whole Foods

2. C&S generates ~25% of its sales from Ahold, which has recently merged with Delhaize. Delhaize self-sources its inventory, putting C&S's contract renewal in 2019 at risk of being cancelled

3. C&S generates ~25% of its sales from Southeastern Grocers, which is restructuring its balance sheet and could lead to volume declines

4. SPTN as the smallest player and 50% retail exposure is most sensitive to the industry changes

Wholesale Grocery Market Share (%)



Potential Strategic Acquirers for Wholesale

- Supervalu would be an attractive acquisition target to its wholesale grocer peers, as well as to transportation and logistics companies

	SpartanNash	unfi	C&S Wholesale Grocers	Transportation Companies	Logistics Companies
Cost Synergies	✓	✓	✓		
Increased Scale	✓	✓	✓		
Diversify Customer Base		✓	✓	✓	✓
National Footprint	✓	✓	✓	✓	✓
Expand Product Offering		✓		✓	✓
Stable Earnings Stream				✓	✓
Increase Transport Assets				✓	✓
Increase Warehouse Assets				✓	✓
Move Downstream to Consumer				✓	✓



Summary Accretion of M&A Scenarios for Supervalu

- Grocery wholesale peers SpartanNash and United Natural Foods Inc., could acquire Supervalu and achieve over +75% earnings accretion due to Supervalu's low valuation multiple and significant synergies

	 SpartanNash	 unfi
Accretion	**+74%**	**+77% (a)**
Pro Forma Sales	$26.0bn	$23.4bn
Pro Forma EBITDA with Synergies	$972mm	$984mm
Pro Forma Leverage with Synergies	2.7x	2.1x
SVU Shareholding Ownership	50%	29%
Value to SVU Shareholders	**$45.00 (+200%)**	**$42.00 (+180%)**

Note: Assumes $250mm of synergies
a)   Assumes UNFI only acquires Supervalu's Wholesale segment once Retail is spun-off

SPTN and SVU Merger Strategic Rationale

Category	Catalyst for Change	Merger Implications / Results
Strategic	- SPTN's wholesale business is subscale with only 2% market share, leaving them at a structural cost disadvantage vis-à-vis to larger peers	**- SPTN's market share will increase from the #6 player with 2% market share to #2 with 9% market share**
Operational	- SPTN's distribution network is concentrated in the midwest and lacks national scale	- With a national network, SPTN can expand its addressable customer base and service retailers with national footprints
Financial	- Weak growth profile	**- EPS accretion of +74%**

SPTN and SVU Equity Merger

- An all-equity merger of equals between SpartanNash and Supervalu, assuming $250mm of synergies would be 74% accretive to SpartanNash
- Assumes SPTN acquires Supervalu's Wholesale and Retail segments

Current Capitalization

	SPTN	SVU
Share Px	23.17	14.80
Shares	37.3	38.4
Mkt Cap	**863**	**568**
Debt	671	1,906
Cash	(13)	(46)
Net Debt	**658**	**1,860**
Ent. Value	**1,521**	**2,428**
FY+3 Multiples		
EV / EBITDA	5.9x	5.2x
P/E	9.7x	

Purchase Price

Price		22.50
% Premium		52.0%
Mkt Cap		**864**
Debt		1,906
Cash		(46)
Net Debt		**1,860**
Ent. Value		**2,724**
Fees	3.7%	100

Sources & Uses

Sources	$mm	Uses	$mm
New Equity	864	SVU Equity	**864**
New Debt	2,618	SVU Debt Refi	1,860
Other	-	SPTN Debt Refi	658
Other	-	SVU MEPP	-
Other	-	Other	-
Other	-	Fees	100
Total Source	**3,482**	**Total Uses**	**3,482**

Combined EBITDA	707
Synergies	250
Pro Forma EBITDA	**957**
Target Leverage	3.7x
Target Debt	2,618

PF Equity Cap

	Shares	% Total
SPTN	37	50%
SVU	37	50%
Total	**75**	**100%**

	Ratio	$mm	$ / Sh	% Total
Cash		-	-	0.0%
Stock	0.97x	864	22.50	100.0%
Total		**864**	**22.50**	**100.0%**

SPTN Consensus Estimates

FYE Dec.	FY '16	FY '17E	FY '18E	FY '19E
Sales	**7,735**	**8,142**	**8,258**	**8,445**
% growth		5.3%	1.4%	2.3%
Adj. EBITDA	**231**	**237**	**249**	**256**
% margin	3.0%	2.9%	3.0%	3.0%
% growth		2.6%	5.2%	2.8%
D&A	(77)	(91)	(98)	(99)
Adj.	(45)			
EBIT	**109**	**146**	**151**	**158**
Int. Exp	(19)	(25)	(22)	(25)
Int. Inc.	-	-	-	-
Other	0	-	-	-
EBT	**90**	**121**	**129**	**133**
Taxes	(33)	(41)	(40)	(43)
% Rate	36.6%	34.0%	31.4%	32.2%
NPAT	**57**	**79.9**	**88**	**90**
Adj.	25	-	-	-
Adj. NPAT	**82**	**80**	**88**	**90**
Adj. EPS	2.18	2.13	2.35	2.39
% growth		(2.5)%	10.4%	2.0%
Shares	37.6	37.6	37.6	37.6
Net Debt	658			
Net Leverage	2.9x			

SVU Consolidated Estimates

FYE Feb	FY '17	FY '18E	FY '19E	FY '20E
Sales	**12,480**	**15,614**	**17,277**	**17,549**
% growth		25.1%	10.6%	1.6%
Adj. EBITDA	**483**	**470**	**477**	**466**
% margin	3.9%	3.0%	2.8%	2.7%
% growth		(2.7)%	1.4%	(2.2)%
D&A		(208)	(230)	(233)
Adj.	-	-	-	-
Adj. EBIT	**274**	**263**	**247**	**233**
Net Debt		1,860		
Net Leverage		4.0x		

Pro Forma Estimates

FYE Dec.	FY '16	FY '17E	FY '18E	FY '19E
Sales	20,215	23,756	25,534	25,994
% growth		17.5%	7.5%	1.8%
Adj. EBITDA				
SPTN	231	237	249	256
SVU	483	470	477	466
Synergies	-	-	125	250
Total	**714**	**707**	**851**	**972**
D&A		(299)	(328)	(331)
EBIT		**408**	**523**	**641**
Int. Exp		(183)	(183)	(183)
Int. Inc.		-	-	-
EBT		**225**	**340**	**458**
Taxes		(76)	(107)	(147)
% Rate		34.0%	31.4%	32.2%
NPAT		**148**	**233**	**310**
EPS		2.13	3.12	4.16
% growth			46.9%	33.1%
% accretion			33.1%	73.8%
Shares			75	75
Net Debt		2,618	2,618	2,618
Net Leverage		3.7x	3.1x	2.7x
Int Rate (%)		7.00%		

- On an EV / EBITDA valuation basis, assuming SPTN maintains its EBITDA multiple of 6.25x, the implied value of SVU's stock price would be $45.05 (+204%)

FY '19E EBITDA		972			
EBITDA Multiple (x)		6.25x			
Enterprise Value		**6,076**			
Less: Net Debt		(2,618)			
Equity Value		**3,458**			
SPTN $ / Share	$	46.40			
SVU $ / Share	$	45.05			

Supervalu Potential Share Price ($)

		922	947	972	997	1,022	< FY '19E EBITDA
		200	225	250	275	300	< Synergies ($mm)
	4.50x	19.96	21.42	22.89	24.36	25.82	
	4.75x	22.96	24.51	26.06	27.60	29.15	
	5.00x	25.97	27.59	29.22	30.85	32.48	
	5.25x	28.97	30.68	32.39	34.10	35.81	
	5.50x	31.97	33.76	35.55	37.35	39.14	
EV /	5.75x	34.98	36.85	38.72	40.59	42.47	
EBITDA	6.00x	37.98	39.93	41.89	43.84	45.80	
Mult (x)	6.25x	40.98	43.02	**45.05**	47.09	49.12	< SPTN
	6.50x	43.99	46.10	48.22	50.34	52.45	
	6.75x	46.99	49.19	51.39	53.58	55.78	
	7.00x	49.99	52.27	54.55	56.83	59.11	
	7.25x	53.00	55.36	57.72	60.08	62.44	
	7.50x	56.00	58.44	60.88	63.33	65.77	
	7.75x	59.00	61.53	64.05	66.57	69.10	
	8.00x	62.01	64.61	67.22	69.82	72.43	

% Change vs Current SVU Share Price

		922	947	972	997	1,022	< FY '19E EBITDA
		200	225	250	275	300	< Synergies ($mm)
	4.50x	35%	45%	55%	65%	74%	
	4.75x	55%	66%	76%	87%	97%	
	5.00x	75%	86%	97%	108%	119%	
	5.25x	96%	107%	119%	130%	142%	
	5.50x	116%	128%	140%	152%	164%	
EV /	5.75x	136%	149%	162%	174%	187%	
EBITDA	6.00x	157%	170%	183%	196%	209%	
Mult (x)	6.25x	177%	191%	**204%**	218%	232%	< SPTN
	6.50x	197%	212%	226%	240%	254%	
	6.75x	217%	232%	247%	262%	277%	
	7.00x	238%	253%	269%	284%	299%	
	7.25x	258%	274%	290%	306%	322%	
	7.50x	278%	295%	311%	328%	344%	
	7.75x	299%	316%	333%	350%	367%	
	8.00x	319%	337%	354%	372%	389%	

UNFI and SVU Merger Strategic Rationale

Category	Catalyst for Change	Merger Implications / Results
Strategic	- **UNFI needs to diversify away from Whole Foods being a 35% of sales customer**	- **Pro forma, Whole Foods concentration would be de-risked to 18% of sales**
	- UNFI needs to increase sales mix of high margin independent grocers (~25%) to halt decline in gross margins as lower margin conventional grocers (<10%) take share	- Regional customers will increase from 26% of sales 56% of sales. Opportunity to partner with CPG to drive independents growth as alternative to large retailers
Operational	- Need to increase distribution network scale to lower costs and compete for new business opportunities	- Largest distribution network with national scale
	- Encroachment of conventional distributors into low barrier to entry naturals and organics market	- Ability for cross-selling as current UNFI customers can purchase conventional products and SVU independents have more exposure to naturals & organics
Financial	- Additional opportunities for growth	- **EPS accretion of +77%**

UNFI Increasing Higher Margin Business

- UNFI's gross margins and, correspondingly, EBITDA margins have been in decline as higher margin independent business mix has declined and lower margin conventional business increased

- Conventional retail is the greatest source of growth for the natural and organics industry as products become more mainstream, generating +10% YoY growth versus specialty retail growing at +4.3%

- UNFI acquiring SVU's wholesale business would boost UNFI's exposure to conventional and independents and become a new leg of sales growth as they migrate independents' inventory from conventional to more natural and organics

UNFI Historical Gross Margins (%)



Gross Margins by Market Segment (%)



Source: Goldman Sachs

Sales growth by Market Segment

Natural Products Industry	$bn	% Total	% YoY Growth
Conventional Retailers	61.5	44%	10.2%
Natural Products retailers	54.4	39%	4.3%
Multilevel Marketing	10.0	7%	5.3%
Internet	5.7	4%	11.0%
Practitioners	4.9	3%	8.3%
Mail Order	4.4	3%	6.3%
Total	140.9	100%	7.40%

Source: Goldman Sachs

Pro Forma UNFI-SVU: A Superior National Network

- A combined UNFI and Supervalu distribution network would be the only fully national network, providing significant scale and efficiencies that facilitate synergy capture and lower costs
- With a national network, UNFI will be able to pursue new business opportunities with non-traditional grocers such as Target, Dollar General, etc. that need national reach to support their national footprints



Supervalu
UNFI

Creating A Comprehensive Offering

- The lines between natural and organic food distributors and conventional peers are blurring as N&O distributors are looking to expand their categories and conventional distributors are building out their natural and organic offering

- A combined UNFI and SVU will provide a one-stop shop for retailers to source their natural and organics products as well as conventional products, allowing UNFI to increase its share of wallet with retailers and lower its cost to serve

- UNFI's conventional customers can order non-perishable items and SVU's independent customers can order natural and organics products

- Natural and organics product lifecycle
  - UNFI's core expertise is identifying new products that initially are low volume and helping them grow at retail to expand their margins
  - Conventional distributors are encroaching on UNFI's space by distributing the most successful natural and organics products, which correspondingly become the highest margin products
  - UNFI and SVU merger will allow UNFI to continue to incubate new N&O products, but then also have the capability to fully monetize them as product volumes scale



Natural and Organics Typical Product Evolution

UNFI and SVU Equity Merger

- An all-equity acquisition of SVU by UNFI assuming $250mm of synergies would be 77% accretive to UNFI
- Scenario below assumes UNFI only acquires SVU's Wholesale segment, does not include Retail earnings

Current Capitalization

	UNFI	SVU
Share Px	45.42	14.80
Shares	51.0	38.4
Mkt Cap	**2,314**	**568**
Debt	447	1,581
Cash	(21)	(46)
Net Debt	**426**	**1,535**
Ent. Value	**2,740**	**2,103**
FY+3 Multiples		
EV / EBITDA	7.6x	5.7x
P/E	14.1x	

Purchase Price

Price		25.00
% Premium		68.9%
Mkt Cap		**960**
Debt		1,581
Cash		(46)
Net Debt		**1,535**
Ent. Value		**2,495**
Fees	4.0%	100
		6.7x

Sources & Uses

Sources	$mm	Uses	$mm
New Equity	960	SVU Equity	**960**
New Debt	2,061	SVU Debt Refi	1,535
Other	-	UNFI Debt Refi	426
Other	-	SVU MEPP	-
Other	-	Other	-
Other	-	Fees	100
Total Source	**3,021**	**Total Uses**	**3,021**

Combined EBITDA	707
Synergies	250
Pro Forma EBITDA	957
Target Leverage	2.9x
Target Debt	2,061

PF Equity Cap

	Shares	% Total
UNFI	51	70.7%
SVU	21	29.3%
Total	**72**	**100.0%**

	Ratio	$mm	$ / Sh	% Total
Cash		-	-	0.0%
Stock	0.55x	960	25.00	100.0%
Total		**960**	**25.00**	**100.0%**

UNFI Consensus Estimates

FYE July	FY '17	FY '18E	FY '19E	FY '20E
Sales	**9,274**	**9,920**	**10,524**	**10,980**
% growth		7.0%	6.1%	4.3%
Adj. EBITDA	**319**	**342**	**360**	**362**
% margin	3.4%	3.4%	3.4%	3.3%
% growth		7.1%	5.5%	0.3%
D&A	(86)	(94)	(98)	(98)
Adj.	(7)			
EBIT	**226**	**247**	**262**	**264**
Int. Exp	(17)	(14)	(13)	(9)
Int. Inc.	0	-	-	-
Other	5	-	-	-
EBT	**214**	**234**	**248**	**255**
Taxes	(84)	(94)	(97)	(98)
% Rate	39.3%	40.1%	38.9%	38.5%
NPAT	**130**	**140**	**152**	**157**
Adj.	-	-	-	-
Adj. NPAT	**130**	**140**	**152**	**157**
Adj. EPS	**2.56**	**2.76**	**3.00**	**3.23**
% growth		7.5%	9.0%	7.6%
Shares	50.8	50.8	50.6	48.5
Net Debt	426			
Net Leverage	1.3x			

SVU - Wholesale Only

FYE Feb	FY '17	FY '18E	FY '19E	FY '20E
Sales	**7,884**	**11,024**	**12,503**	**12,852**
% growth		39.8%	13.4%	2.8%
Adj. EBITDA	**359**	**366**	**377**	**372**
% margin	4.6%	3.3%	3.0%	2.9%
% growth		1.9%	3.1%	(1.3)%
D&A		(93)	(100)	(103)
Adj.	-	-	-	-
Adj. EBIT	**274**	**273**	**277**	**269**

Pro Forma Estimates

FYE Dec.	FY '17	FY '18E	FY '19E	FY '20E
Sales	17,158	20,944	23,027	23,832
% growth		22.1%	9.9%	3.5%
Adj. EBITDA				
UNFI	319	342	360	362
SVU	359	366	377	372
Synergies	-	-	125	250
Total	**678**	**707**	**863**	**984**
D&A		(187)	(198)	(201)
EBIT		**520**	**664**	**783**
Int. Exp		(113)	(113)	(113)
Int. Inc.		-	-	-
EBT		**407**	**551**	**670**
Taxes		(163)	(214)	(258)
% Rate		40.1%	38.9%	38.5%
NPAT		**244**	**337**	**412**
EPS		2.76	4.67	5.72
% growth			69.5%	22.4%
% accretion			55.4%	**76.9%**
Shares			72	72
Net Debt		2,061	2,061	2,061
Net Leverage		2.9x	2.4x	2.1x
Int Rate (%)		5.50%		

UNFI and SVU Equity Merger - Valuation Uplift

- On an EV / EBITDA valuation basis, assuming UNFI maintains its current EBITDA multiple of 7.75x, the implied value of SVU's stock price would be $42.47 (+187%)

- This value would exclude any value from Supervalu's Retail business

FY '20E EBITDA	984
EBITDA Multiple (x)	7.75x
Enterprise Value	**7,624**
Less: Net Debt	(2,061)
Equity Value	**5,563**
UNFI $ / Share	$ 77.16
SVU $ / Share	$ 42.47

Supervalu Potential Share Price ($)

		934	959	984	1,009	1,034	< FY '20E EBITDA
		200	225	250	275	300	< Synergies ($mm)
	5.50x	23.47	24.52	25.57	26.62	27.67	
	5.75x	25.26	26.35	27.45	28.55	29.65	
	6.00x	27.04	28.18	29.33	30.47	31.62	
	6.25x	28.82	30.01	**31.21**	32.40	33.59	< SPTN
	6.50x	30.60	31.84	33.08	34.32	35.57	
EV /	6.75x	32.39	33.67	34.96	36.25	37.54	
EBITDA	7.00x	34.17	35.50	36.84	38.18	39.51	
Mult (x)	7.25x	35.95	37.33	38.72	40.10	41.48	
	7.50x	37.73	39.16	40.59	42.03	43.46	
	7.75x	39.51	40.99	**42.47**	43.95	45.43	< UNFI
	8.00x	41.30	42.82	44.35	45.88	47.40	
	8.25x	43.08	44.65	46.23	47.80	49.38	
	8.50x	44.86	46.48	48.11	49.73	51.35	
	8.75x	46.64	48.31	49.98	51.65	53.32	
	9.00x	48.42	50.14	51.86	53.58	55.30	

% Change vs Current SVU Share Price

		934	959	984	1,009	1,034	< FY '20E EBITDA
		200	225	250	275	300	< Synergies ($mm)
	5.50x	59%	66%	73%	80%	87%	
	5.75x	71%	78%	85%	93%	100%	
	6.00x	83%	90%	98%	106%	114%	
	6.25x	95%	103%	**111%**	119%	127%	< SPTN
	6.50x	107%	115%	124%	132%	140%	
EV /	6.75x	119%	128%	136%	145%	154%	
EBITDA	7.00x	131%	140%	149%	158%	167%	
Mult (x)	7.25x	143%	152%	162%	171%	180%	
	7.50x	155%	165%	174%	184%	194%	
	7.75x	167%	177%	**187%**	197%	207%	< UNFI
	8.00x	179%	189%	200%	210%	220%	
	8.25x	191%	202%	212%	223%	234%	
	8.50x	203%	214%	225%	236%	247%	
	8.75x	215%	226%	238%	249%	260%	
	9.00x	227%	239%	250%	262%	274%	

C&S and SVU Merger Strategic Rationale

Category	Catalyst for Change	Merger Implications / Results
Strategic	- C&S needs to diversify away from Ahold (25% of sales). Ahold's merger with Delhaize, which self sources, puts at risk the contract renewal in 2019	- Acquisition of SVU would reduce Ahold exposure from 25% to 18%
	- C&S needs to diversify away from Southeastern Grocers (25%), which is undergoing a financial restructuring and contract renewal in 2021	- Acquisition of SVU would reduce SEG exposure from 25% to 18%
Operational	- Increase operating margins from industry low 1.5%	- SVU exposure to higher margins independents would drive margins higher
	- CEO succession planning	- Supervalu CEO Mark Gross is former Co-President of C&S and could become future CEO
Financial	- C&S has less access to the capital markets as a private company	- Reverse take-over of SVU's public listing would allow C&S to tap public equity and debt markets
	- Restricted liquidity for family ownership	- Public equity listing of C&S would provide liquidity options to family members

Other Strategic Initiatives

Corporate Segment Overview

- The "corporate" business segment of most companies serves as a cost center

- Supervalu's Corporate segment has historically generated significant revenues and EBITDA

- Corporate segment revenues are derived from Albertsons and Save-a-Lot transition service agreements (TSA) providing back-office support

- Corporate segment costs include the TSA costs, unallocated corporate costs, stock compensation expense and pension income / expense

($mm)	FY '14A	FY '15A	FY '16A	FY '17A
Sales	240	194	203	179
Pro Forma Adj. EBITDA	(21)	(23)	25	61

Corporate Segment Headwind

- On October 18, 2017 Supervalu reported Q2 2018 results and provided updated guidance to investors on the financial impacts of the wind down of the Albertsons TSA

- Supervalu management indicated that the wind down would result in the loss of $165mm of revenue and $120mm in EBITDA over the course of three years, providing a substantial headwind to Supervalu's financial results

- The incremental disclosure led to 5 day -20% decline in the stock price



M&A Legacy not Headwind

- The decline in earnings for corporate is the last remnant of Supervalu's value destructive foray into retail operations

- Supervalu acquired Albertsons assets in January 2006 for $12.4bn at a 7.0x EV / EBITDA multiple, then sold them 7 years later for $3.3bn at a 3.9x multiple

	Albertsons Acquisition	Albertsons Divestiture
Date	January 2006	January 2013
Value	$12.4bn	$3.3bn
EBITDA	$1.7bn	$845mm
EV / EBITDA Multiple (x)	7.0x	3.9x

- In addition to selling the Albertsons assets at a low acquisition multiple, Supervalu granted Cerberus a very attractive Transition Services Agreement ("TSA") that has led to this corporate headwind

Corporate Headwind is Legacy Impact from Albertsons Sale

- Typical TSAs simply reimburse the seller for providing corporate functions to the buyer for a period of time

- The Albertsons TSA will pay Supervalu $990mm between FY '14 to FY '19E, which we estimate is $675mm more than the $315mm it costs to service Albertsons corporate functions during this period

- Cerberus Benefits:
  - Invest less money up front to fund the acquisition of the Albertsons stores
  - Utilize Albertsons operating cash flow from 2014 to 2019 to pay for the acquisition

	FY '14	FY '15	FY '16	FY '17	FY '18E	FY '19E	Total
TSA Fees	240	194	203	172	125	55	989
Est. Costs	(82)	(66)	(65)	(52)	(35)	(15)	(314)
Excess EBITDA	**158**	**128**	**138**	**120**	**90**	**40**	**675**

Corporate Segment is Masking Operational Turnaround

- While the street has downgraded its numbers and investors fret that Supervalu's operational earnings are declining through Feb 2020, the reality is that the Albertsons TSA is masking an impressive operational and financial turnaround executed by Supervalu management

- **Backing out the Albertsons TSA, rather than seeing a -2.1% 3-year CAGR decline in EBITDA generation, we expect to see a +7.1% 3-year CAGR growth**

- Management has taken out substantial corporate costs, from $160mm in FY '14 down to $60mm in FY '17

	FY '14	FY '15	FY '16	FY '17	FY '18E	FY '19E	FY '20E
Actual Adj. EBITDA							
Wholesale	291	296	286	283	340	402	431
Retail	272	295	247	163	110	90	90
Corp	(2)	7	55	61	35	(10)	(45)
Total	**561**	**598**	**588**	**507**	**485**	**482**	**476**
% YoY growth		6.6%	(1.7)%	(13.8)%	(4.3)%	(0.7)%	(1.2)%
3 year CAGR (%)							(2.1)%
Pro Forma Adj. EBITDA							
Wholesale	291	296	286	283	340	402	431
Retail	272	295	247	163	110	90	90
Corp	(160)	(121)	(83)	(59)	(55)	(50)	(45)
Total	**403**	**470**	**450**	**387**	**395**	**442**	**476**
% YoY growth		16.7%	(4.3)%	(14.0)%	2.2%	11.8%	7.7%
3 year CAGR (%)							7.1%
Variance	**(158)**	**(128)**	**(138)**	**(120)**	**(90)**	**(40)**	**-**

Need for Collaboration with CPG Companies

- Consolidation in the food retail industry has concentrated buying power in several large retailers: Walmart, Kroger and Albertsons

- Food retailers are leveraging their strong market shares to demand that CPG companies provide additional trade support and lower product pricing

- In August 2017, Campbell Soup did not meet Walmart's demand for incremental trade support, leading to Campbell's product being removed from shelves and Campbell posting a subsequent -9.0% decline in US soup sales the following quarter

- **CPG companies need to support independent retailers and regional chains to moderate pricing power by the major retailers**

US Food Industry Consolidation	US Food Retail Market Shares (%)



Market Share % of Top 4 Grocers



Business Opportunities

- There are several strategic initiatives that Supervalu should immediately pursue

	1% of Sales Surcharge to CPG companies	Partner with CPG companies and food retailers to eliminate direct-store-delivery (DSD)	White Label eCommerce Solution for Independents
Opportunity	- Consolidation in food retail has concentrated pricing power among several major players that can make unreasonable trade support demands - CPG brands must proactively support the Independents channel as a healthy alternative channel to the major conventional supermarkets	- CPG companies are eliminating DSD to reduce costs - Elimination of DSD places more demands on retailer warehouses that do not have excess capacity to store additional inventory	- Independent retailers do not possess the scale to develop a proprietary eCommerce home delivery solution - The economics of home delivery fulfillment from a retail store are inferior to distribution center fulfillment
Solution	- SVU to partner with the Independents and announce a 1.0% rebate surcharge from their CPG suppliers - Any CPG companies that do not sign-up should be expected to be replaced with alternative brands or private label - Savings are to be shared 50/50 with Independent retailers	- SVU to partner with CPG companies to utilize SVU's warehouses as 3rd party logistics facilities where CPG companies can deliver goods in bulk and multiple retailers can pick-up their volumes at the warehouse	- SVU partners with a software vendor and the Independents to offer a white-label eCommerce solution that any independent retailer can offer - SVU's extensive distribution center network serves as the backbone to lower cost home delivery
Potential Impact	- SVU margins to expand by 25bps - SVU may see an increase in sales of more profitable private label product - Independent retailers can reinvest savings into pricing that may drive more volume demand	- SVU increases utilization of its warehouses and increasingly becomes a 3rd party logistics business - SVU picks up incremental volume as retailers utilize SVU's transport and warehouse capability until they can build out additional warehouse capacity	- SVU supports independent retailers relevancy and continued sales volumes

Appendix

Wholesale Market Overview

- Wholesale suppliers compete across a range of customers and provide specific value-added services for each unique category of customer

- Supervalu and SpartanNash provide the greatest breadth of services



	Major Chains	Small Chains < 100 units	Independents	Non-Grocery
Supplier Mix	Wholesale used for specific situations	Mostly wholesale	Mostly wholesale	Wholesale and self source
Wholesale Value Proposition	• New market • Alternative to unionized self source • Financial engineering	• Convenience • Cost of entry for self distribution • Primarily wholesale	• Back-office support • Field Support • Attractive price	• Expertise / volume • Fridge / freezer capability • Entry to category

Wholesale Supplier Comparison

	C&S Wholesale Grocers	SUPERVALU	unfi	SpartanNash
Market Share (%)	15.8%	6.7%	4.9%	2.1%
Wholesale Sales ($bn)	$30.0	$12.8	$9.3	$4.0
Geographic Focus	Northeast	National	National	Midwest
Merchandise Mix				
- Non-Perishable	N/A	72%	67%	64%
- Perishable	N/A	26%	33%	31%
Customer Mix				
- Majors	90%	0%	33%	
- Regionals	10%	50%	30%	
- Independents	0%	41%	26%	
- Other	0%	9%	11%	
Conventional / Specialty	Conventional	Conventional	Specialty	Conventional
EBITDA Margins (%)	~1.5%	3.3%	3.4%	2.4%
Customer Concentration	Southeastern Grocers = 25% Ahold = 25%	N/A	AMZN-Whole Foods = 33%	Dollar General = 11%

Wholesale Supplier Earnings Algorithm

- The primary drivers of wholesale supply earnings are: i) product rebates and ii) cost of transport logistics and corporate
- Economies of scale are the only way to drive improved revenues from product rebates and to lower transport logistics costs

	Description	% of Sales	Drivers
Product List Price (base)	- Represents the list price of a CPG product that a retailer would be able to purchase from supplier		- Generally pricing is comparable across various wholesalers, though efficiency of distribution market helps lower prices
Revenue			
Services Fee	- Usually a standard 3% cost plus mark-up on the cost of products	3% of sales	- Industry competition keeps this rate within a very tight range
Product rebates	- CPG companies provide discounts and/or rebates to wholesalers for volume purchases	3% of sales	- Scale of purchases drives trade support and discounts offered by consumer packaged goods companies - Wholesalers balance sharing these income streams with the retailers or keeping it all for themselves - Merchandising team's ability to negotiate additional trade support
Other	- Backhaul, returns, private label and other products	0% to 1% of sales	- Small business lines
Costs			
Transport Logistics & Corporate	- Total cost of organization	3% of sales	- Scale and network efficiencies drive down costs and allow increased margin capture
EBITDA Margin		**3-4%**	

Retail Real Estate Comps

- Recent supermarket real estate transactions have occurred at an average $170 / square foot with a low of $42 / sq ft and a max of $473 / sq ft

- Cap rates have ranged from 4.0% to 5.5%

Date	Property	Location	Price ($mm)	Square Feet	$ / Sq Ft
Jun-17	Aldi	Menfee, CA	5.2	19,480	262
Jun-17	Save Mart	3 properties	25.2	111,763	225
Jul-17	Natural Grocers	Cedar Rapids, IA	4.0	14,975	266
Aug-17	Food 4 Less	Henderson, NV	5.6	43,068	131
Aug-17	Mariano's Fresh Mkt	Lombard, IL	20.0	74,000	270
Aug-17	Fresh Thyme	Westmont, IL	14.2	30,000	473
Sep-17	Schnuck's	Loves Park, IL	23.1	142,227	163
Sep-17	Fry's Food Store	Chandler, AZ	2.6	62,147	42
Sep-17	Kroger	Germantown, TN	8.3	60,508	137
Sep-17	ShopRite	Rochelle Park, NJ	4.0	78,383	51
Sep-17	Harris Teeter	Kill Devil Hills, NC	7.6	45,200	168
Oct-17	Albertsons	3 properties	33.8	172,718	196
Nov-17	Albertsons	Rowlett, TX	5.7	63,291	90
Nov-17	PW Supermarket	Livermore, CA	5.0	51,207	98
Dec-17	Aldi	Tempe, AZ	2.7	28,360	95
Dec-17	Sprouts	Folsum, CA	9.3	39,407	236
				Average	**170**
				Min	**42**
				Max	**473**

Bob Evans Farms – Case Study

Company Overview

- Bob Evans Farms was a publicly listed company (NYSE: BOBE) with approximately $1.3bn in sales and $139mm in EBITDA
- The Company had two segments: 1) Restaurants and 2) Foods
- The Restaurant segment consisted of 527 owned restaurants generating 70% of BOBE sales and 52% of EBITDA
- The Food segment sold refrigerated side dishes and frozen products to 35k retail locations and to food service operators generating 30% of BOBE sales and 48% of EBITDA

Timeline of Board's Strategic Actions

- Feb. 24, 2016: BOBE's share price was $42.16. This was the day before the Company agreed upon a $200mm sale-leaseback of 145 of its Restaurant properties
- Dec. 15, 2016: BOBE announces that it is working with JP Morgan to evaluate potential "opportunities for value creation"
- Jan. 25, 2017: BOBE announces sale of Restaurants business to private equity for $565mm (7.6x EBITDA). Proceeds used to pay down debt and special dividend
- Sept. 19, 2017: With the underperforming Restaurants segment divested, Post Holdings (NYSE: POST) acquires the remaining Bob Evans Foods business for $77 per share (15.4x EBITDA), representing a +83% return for BOBE shareholders

Situation Overview

- The Restaurant segment was experiencing deteriorating financial performance as it posted only 2 positive quarterly same-store-sales results over a 3.5 year period



Restaurant Segment Same-Store-Sales (%)

- The corresponding decline in Retail EBITDA created an overhang on the valuation of BOBE's stock
- While the Restaurant segment struggled, the Food segment was experiencing strong sales and EBITDA growth, which was masked by the Retail declines



BOBE Restaurant and Food Segment LTM EBITDA

Bob Evans Farms – Case Study - Timeline

 

- Bob Evan Farms' Share price increased from $42.16 in February 2016 to $77 in September 2017, a +83% return over a period of a year and a half

- The Board's methodical approach of 1) monetizing real estate assets, 2) divesting an underperforming asset, then 3) selling its strong performing asset for a full valuation multiple of 20x EBITDA created substantial shareholder value

+83%

Feb 25, 2016: BOBE signs agreement for sale-leaseback of 145 restaurant properties for

Dec. 5, 2016: BOBE announces it is working with JP Morgan to evaluate potential "opportunities for

Jan. 25, 2017: BOBE announces sale of Restaurants business to private equity for

Sept. 19, 2017: Post Holdings acquires remaining Bob Evans refrigerated foods business for